UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 11-K

____________________

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2019

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______ to _______

Commission file number 001-36573

______________________

A.	Full title of the plan and address of the plan, if different from that of the issuer name below:

East Boston Savings Bank 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meridian Bancorp, Inc.

67 Prospect Street

Peabody, Massachusetts 01960

East Boston Savings Bank 401(k) Plan

*  Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To the Board of Directors, Plan Participants, and Plan Administrator of the East Boston Savings Bank 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of East Boston Savings Bank 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including the form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2013.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

June 26, 2020

East Boston Savings Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

	2019	2018
Assets:
Investments at fair value	$60,964,588	$45,964,953
Notes receivable from participants	1,369,258	1,274,374
Net assets available for benefits	$62,333,846	$47,239,327

See accompanying notes to financial statements.

East Boston Savings Bank 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2019 and 2018

	2019	2018
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$9,632,089	$(8,416,734)
Dividends and interest on investments	2,518,004	3,070,276
Total investment income (loss)	12,150,093	(5,346,458)
Interest income on notes receivable from participants	76,270	63,224
Contributions:
Employer	2,337,781	2,210,178
Participants	2,868,575	2,753,452
Rollovers	369,782	125,530
Total contributions	5,576,138	5,089,160
Total additions	17,802,501	(194,074)
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	2,684,574	3,709,192
Administrative expenses	23,408	18,818
Total deductions	2,707,982	3,728,010
Net increase (decrease)	15,094,519	(3,922,084)
Transfer from CBERA Retirement Program (see Note 1)	—	1,493,216
Net assets available for benefits:
Beginning of the year	47,239,327	49,668,195
End of the year	$62,333,846	$47,239,327

See accompanying notes to financial statements.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2019 and 2018

1.	DESCRIPTION OF THE PLAN

The following description of the East Boston Savings Bank 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement, and related amendments, for more complete information.

General

The purpose of the Plan is to enable participating employees of the East Boston Savings Bank (the “Bank”), a subsidiary of Meridian Bancorp, Inc., to accumulate capital for their future economic security.  The Plan enables participants to supplement their retirement income by accumulating an individual account balance during their years of employment with the Bank.

The Plan is a defined contribution plan covering substantially all employees of the Bank.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

All assets acquired under this Plan as a result of participant and Bank contributions, income and other additions will be administered, distributed, forfeited and otherwise governed by the provisions of this Plan.  The Plan is administered by the Bank for the exclusive benefit of participants in the Plan and their beneficiaries.

Plan Transfers

On December 29, 2017, Meridian Bancorp, Inc. (Parent Company of the Bank) acquired Meetinghouse Bancorp, Inc. (“Meetinghouse”). Effective May 1, 2018, Meetinghouse participant account balances in the CBERA Retirement Program were transferred into the Plan. For eligibility and vesting purposes, Meetinghouse employees are credited with service at Meetinghouse prior to May 1, 2018.

Eligibility

Each employee who has completed at least 3 months of service with the Bank and is 18 years of age or older is eligible to make salary deferrals into the Plan.  Once an employee has completed 6 months of service, they are eligible to receive the Bank matching and safe harbor profit sharing contributions.

Contributions

Each year, participants may contribute up to 75% of their annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation which will increase 1% annually until it reaches a maximum of 8% of eligible compensation and the contributions are invested in a designated balanced fund until changed by the participant. The Bank contributes 50% of the first 8% of base compensation that a participant contributes to the Plan.  Additionally, the Bank makes safe harbor nonelective profit sharing contributions in an amount equal to 3% of eligible compensation.  During the years ended December 31, 2019 and 2018 the Bank made profit sharing contributions of approximately $1,170,000 and $1,106,000, respectively, to the Plan. Contributions are subject to certain IRS limitations.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

Vesting

Participants are vested immediately in their contributions and Bank contributions plus actual earnings thereon.

Forfeitures

There are no Plan forfeitures since a participants account is 100% vested at all times.

Investment Options

Upon enrollment in the Plan, a participant may direct the manner in which their salary deferral, rollover and Bank matching and profit sharing contributions will be invested.  Such investment directives may be changed in accordance with the procedures established by the Bank.  A participant may currently choose from the various mutual funds and money market accounts offered through Fidelity Investments, Meridian Bancorp, Inc. common stock and other investments as allowed by the Bank.

Notes Receivable from Participants

Loans to participants are made in accordance with provisions in the Plan.  Each loan shall be fully secured by 100% of the participant’s vested interest in the Plan and shall be limited to 50% of the participant’s vested interest in the Plan. Loans shall be in an amount not less than $1,000 or greater than $50,000.  Each loan shall bear an adequate rate of interest as determined by the Bank and will generally be required to be repaid through regular payroll deductions within five (5) years of the date it is made, unless such loan is used to acquire a principal residence of the participant in which case the term is extended.  A participant is not allowed to have more than one loan outstanding at any time.

Distributions

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, annual installments, or other forms of distribution as allowed by the plan. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will remain 100% vested in their accounts.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, and custodians. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Substantially all administrative costs of the Plan were paid by the Bank for the years ended December 31, 2019 and 2018, except for loan origination and annual loan maintenance fees which are paid by the participants that have participant loans and administrative fees charged to accounts of non-active employees. Investment-related expenses are included in net appreciation (depreciation) of investments.

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. ASU 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The adoption of ASU 2018-13 is not expected to have a material impact on the financial statements.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities.  Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.  The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The Plan recognizes transfers between levels as of the end of the reporting period as if the transfers occurred on the last day of the reporting period.  There were no transfers during 2019 and 2018.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual funds and money market funds: valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The T. Rowe Price Stable Value (the “Stable Value Fund”) is valued at the net asset value (NAV) of units of the respective fund. The NAV, as provided by the fund trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The Stable Value Fund is designed to provide safety of principal with consistency of returns with minimal volatility by employing a strategy of investing in investment contracts and security-backed contracts while employing broad diversification among contract issuers and underlying securities. The Plan Sponsor is able to redeem the investment in the Stable Value Fund by providing a 12‑month notice. Although the notice requirement is 12 months, T. Rowe Price has indicated the ability to redeem the investment sooner. Redemption frequency for the Stable Value Fund is immediate, and the Stable Value Fund contains no unfunded commitments. There are no other significant restrictions on the ability to redeem the investment.

Meridian Bancorp, Inc. common stock is valued at the closing price reported on the NASDAQGS on the last business day of the Plan year.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Continued)

Investments at Fair Value on a Recurring Basis

The following tables summarize the valuation of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2019 and 2018:

	December 31, 2019
	Level 1	Level 2	Level 3	Fair Value
Mutual funds	$49,296,132	$—	$—	$49,296,132
Common stock	9,472,900	—	—	9,472,900
Money market fund	2,195,556	—	—	2,195,556
Total investments	$60,964,588	$—	$—	$60,964,588

	December 31, 2018
	Level 1	Level 2	Level 3	Fair Value
Mutual funds	$37,614,344	$—	$—	$37,614,344
Common stock	6,462,682	—	—	6,462,682
Money market fund	1,792,097	—	—	1,792,097
Stable Value Fund *	—	—	—	95,830
Total investments	$45,869,123	$—	$—	$45,964,953

*

The fair value for the stable value fund is provided above to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits. The stable value fund is measured using the net asset value per unit as a practical expedient and therefore is not classified in the fair value hierarchy.

4.	RELATED PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS

Plan investments include shares of mutual funds managed by Fidelity Management Trust Company.  Fidelity Management Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Administrative expenses to originate and maintain loans and charged to accounts of participants amounted to $23,408 and $18,818 for the years ended December 31, 2019 and 2018, respectively.  Fees paid for investment management services are included as a reduction of the return earned by each mutual fund.

At December 31, 2019 and 2018, the Plan held 471,523 and 451,305 shares of the Meridian Bancorp, Inc.’s common stock with a fair value of $9,472,900 and $6,462,682 respectively.

East Boston Savings Bank 401(k) Plan

Notes to Financial Statements (Concluded)

5.	TAX STATUS

The Plan adopted a Fidelity prototype plan, in which the Internal Revenue Service stated in a letter dated March 31, 2014 that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has subsequently been amended since receiving the letter, however, the Bank believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Bank has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Bank believes it is no longer subject to examinations for years prior to December 31, 2016.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities which are exposed to various risks, such as interest rate, market, and credit risks. Because of the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7.	SUBSEQUENT EVENTS

The global economic uncertainty associated with the novel coronavirus (“COVID-19”) pandemic has resulted in significant volatility in global financial markets. This volatility has affected, and may continue to affect, the value of the Plan’s net assets available for benefits. The effects of economic and market conditions subsequent to December 31, 2019 are not reflected in these financial statements and future effects on the Plan’s net assets available for benefits cannot be predicted due to the uncertainty regarding duration and scope of the pandemic and other changing market conditions.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. The CARES Act includes various provisions that temporarily eases rules around distributions and loans in 2020 for eligible plan participants in reaction to the economic conditions during the COVID-19 pandemic. Plan management has adopted and implemented certain provisions of the CARES Act and expects to make related Plan document amendments by the relevant deadline.

East Boston Savings Bank 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

E.I.N. 04-3130808 Plan Number 002

December 31, 2019

a	b		c	d	e
	Identity of issue, borrower,		Description of investment including maturity date, rate of interest,		Current
	lessor, or similar party	Shares	collateral, par or maturity value	Cost (1)	Value
	American Funds	36,409	American Funds American Mutual R5		$1,584,511
	Artisan Funds	53,765	Artisan Mid Cap Fund Investor Class		1,889,297
	Virtus Funds	63,114	Virtus Ceredex Mid-Cap Value Equity Fund		813,541
	Glenmede Funds	65,309	Glenmede Small Cap Equity Portfolio Class Advisor		1,686,286
*	Fidelity Investments	51,518	Fidelity Blue Chip Growth Fund - Class K		5,562,424
*	Fidelity Investments	1,554	Fidelity Cash Reserve Fund		1,554
*	Fidelity Investments	159,473	Fidelity Contrafund - Class K		2,189,562
*	Fidelity Investments	51,400	Fidelity Diversified International Fund - Class K		2,076,576
*	Fidelity Investments	108	Fidelity Freedom 2005 Fund - Class K		1,339
*	Fidelity Investments	60,411	Fidelity Freedom 2010 Fund - Class K		941,809
*	Fidelity Investments	69,743	Fidelity Freedom 2015 Fund - Class K		896,898
*	Fidelity Investments	153,988	Fidelity Freedom 2020 Fund - Class K		2,494,605
*	Fidelity Investments	231,531	Fidelity Freedom 2025 Fund - Class K		3,310,900
*	Fidelity Investments	283,596	Fidelity Freedom 2030 Fund - Class K		5,048,000
*	Fidelity Investments	109,975	Fidelity Freedom 2035 Fund - Class K		1,657,321
*	Fidelity Investments	177,110	Fidelity Freedom 2040 Fund - Class K		1,873,828
*	Fidelity Investments	132,971	Fidelity Freedom 2045 Fund - Class K		1,598,315
*	Fidelity Investments	192,465	Fidelity Freedom 2050 Fund - Class K		2,328,827
*	Fidelity Investments	86,104	Fidelity Freedom 2055 Fund - Class K		1,189,096
*	Fidelity Investments	28,536	Fidelity Freedom 2060 Fund - Class K		354,702
*	Fidelity Investments	270	Fidelity Freedom 2065 Fund - Class K		2,908
*	Fidelity Investments	29,483	Fidelity Freedom Income Fund - Class K		344,947
*	Fidelity Investments	111,792	Fidelity Limited Term Government Fund		1,121,278
*	Fidelity Investments	25,797	Fidelity Low-Priced Stock Fund - Class K		1,289,612
*	Fidelity Investments	13,651	Fidelity Real Estate Investment Portfolio		613,327
*	Fidelity Investments	2,195,556	Fidelity Money Market Trust Retirement Money Market Portfolio		2,195,556
*	Fidelity Investments	229,660	Fidelity U.S. Bond Index Fund - Institutional Class		2,735,253
*	Fidelity Investments	39,394	Fidelity 500 Index Fund		4,412,864
*	Fidelity Investments	16,581	Fidelity International Index		712,309
*	Fidelity Investments	8,669	Fidelity Extended Market Index		564,243
*	Meridian Bancorp, Inc.	471,523	Meridian Bancorp, Inc. Common Stock		9,472,900
*	Notes receivable from participants		Interest rates of 5.00% - 6.50%		1,369,258
				Total assets	$62,333,846

There were no investment assets which were both acquired and disposed of during the Plan year.

(1) Cost information is not required for participant directed investments.

* Represents a party-in-interest.

See report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAST BOSTON SAVINGS BANK 401(k) PLAN (Name of Plan)

Date: June 26, 2020	By:	/s/ Kenneth R. Fisher
Kenneth R. Fisher Executive Vice President, Treasurer and Chief Financial Officer of Meridian Bancorp, Inc.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm